EXHIBIT 10.1

DESCRIPTION OF EXCESS RETIREMENT BENEFIT ARRANGEMENTS WITH CERTAIN EXECUTIVE OFFICERS

The Company has certain arrangements with some of its highly compensated employees to compensate them for reductions in retirement benefits resulting in their inability to fully participate in the Company’s tax-qualified defined benefit retirement plan (the “Retirement Plan”).

The Internal Revenue Code (“IRC”) places a limitation on the amount of employee compensation that can be taken into consideration when calculating employee contributions or benefits under the Retirement Plan. Under the arrangement, the Company calculates additional benefits that would have been received by the employees if the compensation in excess of the IRC limit (the “Excess Compensation”) had been included. The retirement benefits based upon the Excess Compensation are determined in a manner consistent with the actuarial determination of normal benefits under the Retirement Plan.

The annual Excess Compensation benefit amount is reduced by discounting the benefit to present value based upon a discount rate and life expectancy assumptions consistent with the Retirement Plan. The benefit is further reduced by the amount of additional contributions that the employee would have made. The sum of each year’s excess retirement benefit is paid out in a lump sum cash payment upon termination of employment.

On August 3, 2005, the Compensation Committee resolved to cease offering this benefit to all applicable employees from that date forward, and limited the arrangements to ten employees, including the following executive officers: Jack Crusa, Matthew Flanigan, Karl Glassman, David Haffner, Ernest Jett and Felix Wright. Reference is made to footnote (3)(e) in the “Summary Compensation Table” on page 25 of the Company’s Definitive Proxy Statement used in connection with the Annual Meeting of Shareholders, filed March 23, 2005 regarding the benefit awarded to the Company’s named executive officers in 2004 under this arrangement.